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Exhibit 99.2

Liberty Media Corporation
Reconciliation of Liberty Media Corporation ("LMC") Net Assets and
Net Earnings to Liberty Media LLC ("LM LLC") Net Assets and Net Earnings

June 30, 2011 (unaudited)

amounts in millions

Liberty Media Corporation Net Assets	$11,962
Reconciling items:
LMC put option obligations	1

Liberty Media LLC Net Assets	$11,963

Liberty Media Corporation Net Earnings	$668
Reconciling items:
LMC selling, general and administrative expenses	1
Unrealized gain on LMC put options	(19)

Liberty Media LLC Net Earnings	$650

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  Exhibit 99.2
Liberty Media Corporation Reconciliation of Liberty Media Corporation ("LMC") Net Assets and Net Earnings to Liberty Media LLC ("LM LLC") Net Assets and Net Earnings June 30, 2011 (unaudited) amounts in millions